Exhibit 12.1

The Navigators Group, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,
	2017	2016	2015	2014	2013
Income before income taxes	$74,806	$117,509	$117,474	$140,536	$92,273
Add:
Portion of rents representative of the interest factor	4,394	4,430	4,295	4,407	3,817
Interest expense	15,447	15,435	15,424	15,413	10,507
Call premium on Senior Notes	—	—	—	—	17,895
Letter of credit charges	3,003	2,986	1,968	2,351	1,985
Amortization of discount and other bank fees	210	198	187	176	159

Income as adjusted	$97,860	$140,558	$139,348	$162,883	$126,636

Fixed charges:
Portion of rents representative of the interest factor	$4,394	$4,430	$4,295	$4,407	$3,817
Interest expense	15,447	15,435	15,424	15,413	10,507
Call premium on Senior Notes	—	—	—	—	17,895
Letter of credit charges	3,003	2,986	1,968	2,351	1,985
Amortization of discount and other bank fees	210	198	187	176	159

Total	$23,054	$23,049	$21,874	$22,347	$34,363

Ratio of earnings to fixed charges	4.24	6.10	6.37	7.29	3.69